UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-106143
GXS Corporation
(And its Subsidiaries Identified on the Following Page)
(Exact name of registrant as specified in its charter)
100 Edison Park Drive, Gaithersburg, MD 20878, (301) 340-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Senior Secured Floating Rate Notes Due 2008(1)
Subsidiary Guarantees to Senior Secured Floating Rate Notes Due 2008(1)
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One holder.
(1) All of the outstanding Senior Secured Floating Rate Notes Due 2008 of GXS Corporation are being called for redemption and will no longer be outstanding within 30 days of the filing of this Form 15. On July 29, 2005, GXS Corporation mailed a redemption notice, deposited the applicable redemption amount with the trustee and satisfied and discharged the indenture governing the Senior Secured Floating Rate Notes Due 2008.

Name	Address
Global eXchange Services, Inc.	**

GXS Investments, Inc. (formerly known as Global eXchange Services Holdings, Inc.)	**

G International, Inc.	**
** 100 Edison Park Drive, Gaithersburg, MD 20878, (301) 340-4000

Pursuant to the requirements of the Securities Exchange Act of 1934, eash of GXS Corporation and its subsidiaries identified on the previous page has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2005	GXS CORPORATION

By: /s/ Bruce E. Hunter
Name: Bruce E. Hunter
Title: Senior Vice President

GLOBAL EXCHANGE SERVICES, INC.

By: /s/ Bruce E. Hunter
Name: Bruce E. Hunter
Title: Senior Vice President

GXS INVESTMENTS, INC. (FORMERLY KNOWN AS GLOBAL EXCHANGE SERVICES HOLDINGS, INC.)

By:/s/ Bruce E. Hunter
Name: Bruce E. Hunter
Title: Vice President

GXS INTERNATIONAL, INC.

By: /s/ Bruce E. Hunter
Name: Bruce E. Hunter
Title: Director